UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

ARMATA PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04216R 102

(CUSIP Number)

Pavel Raifeld
Chief Executive Officer
Innoviva, Inc.
1350 Old Bayshore Highway Suite 400
Burlingame, CA
877-202-1097

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  04216R 102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,421,600
	8	SHARED VOTING POWER 3,735,824
	9	SOLE DISPOSITIVE POWER 17,421,600
	10	SHARED DISPOSITIVE POWER 3,735,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,157,424 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68% (2)
14	TYPE OF REPORTING PERSON CO

(1)	See Item 5.
(2)
Based on 31,135,085 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of January 26, 2021, as confirmed in writing by the Issuer, inclusive of the shares of Common Stock beneficially owned by the Reporting Persons and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

CUSIP No.  04216R 102

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Innoviva Strategic Opportunities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,735,824
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,735,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,735,824 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.
(2)
Based on 31,135,085 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding as of January 26, 2021, as confirmed in writing by the Issuer, inclusive of the shares of Common Stock directly held by Innoviva Strategic Opportunities LLC (“Innoviva Sub”) and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the initial Statement of Beneficial Ownership on Schedule 13D, as filed with the U.S. Securities and Exchange Commission (the “SEC”) by Innoviva, Inc. (“Innoviva”) on February 14, 2020, as amended and supplemented by Amendment No. 1 filed with the SEC on March 31, 2020 by Innoviva (the “Schedule 13D”), with respect to shares of common stock, $0.01 par value per share (“Common Stock”) of Armata Pharmaceuticals, Inc., a Washington corporation (the “Issuer”) and warrants to acquire additional shares of Common Stock of the Issuer (“Warrants”).

Innoviva and Innoviva Strategic Opportunities LLC, a wholly-owned subsidiary of Innoviva (“Innoviva Sub” and, together with Innoviva, the “Reporting Persons”) are filing this amendment to reflect the acquisition of additional shares of Common Stock and Warrants.  Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D (as amended) remains in full force and effect.

Item 2. Identity and Background

Item 2 in Schedule 13D is hereby supplemented as follows:

Innoviva Strategic Opportunities LLC (“Innoviva Sub”) is a wholly-owned subsidiary of Innoviva which was formed on November 25, 2020.

The address of the principal business office of Innoviva Sub is: c/o Innoviva, Inc., 1350 Old Bayshore Highway Suite 400  Burlingame, CA.

Neither Reporting Person has been, (a) with respect to Innoviva, in the last five years, and (b) with respect to Innoviva Sub, since the date of its formation: (i) convicted in a criminal proceeding, or (ii) a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

Innoviva Sub acquired the Newly Purchased Common Stock and the Newly Purchased Warrants (each as defined below) for an aggregate purchase price of approximately $6.1 million.  The Newly Purchased Common Stock and the Newly Purchased Warrants were acquired with funds provided from working capital of the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented as follows:

On January 26, 2021, Innoviva Sub entered into a Securities Purchase Agreement (the “SPA”) with the Issuer and acquired 1,867,912 newly issued Common Stock (“Newly Purchased Common Stock”) and Warrants to acquire 1,867,912 shares of Common Stock, with an exercise price per share of $3.25 (“Newly Purchased Warrants”).  Pursuant to the terms of the SPA, Innoviva sub may acquire an additional 4,285,935 shares of Common Stock and additional Warrants to purchase 4,285,935 shares of Common Stock of the Issuer, subject to satisfaction of certain conditions set forth in the SPA, including approval by the stockholders of the Issuer as may be required by the applicable rules and regulations of New York Stock Exchange American.  Innoviva Sub entered into the transaction for investment purposes.  On the date of this Amendment No. 2, the Reporting Persons collectively own 10,578,712 shares of Common Stock of the Issuer and warrants to acquire an additional 10,578,712 shares of Common Stock of the Issuer.

The SPA is attached as Exhibits 10.1 and the form of Warrant is attached as Exhibit 4.1 to the Form 8-K of the Issuer filed with the SEC on January 27, 2021 and each is incorporated herein by reference; any description herein is qualified in its entirety by reference to the document so filed by the Issuer.

The Reporting Persons may, from time to time and at any time, either alone or together with others: (i) acquire additional Common Stock and Warrants and/or other equity, debt, notes, instruments or other securities (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) dispose of any or all of its Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and restated as follows:

The Reporting Persons collectively may be deemed to have beneficial ownership of 21,157,424 shares of Common Stock, representing approximately 68% of the outstanding shares of Common Stock of the Issuer as of the date of this Amendment No.2,  based on 31,135,085 shares of Common Stock outstanding as of January 26, 2021, as confirmed in writing by the Issuer, inclusive of the shares of Common Stock beneficially owned by the Reporting Persons and shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock beneficially owned by the Reporting Persons.

Except as set forth in Item 4, the Reporting Persons did not acquire or sell any shares of Common Stock or other securities of the Issuer during the last 60 days.

As part of the transactions contemplated by the SPA, the Reporting Persons entered into a voting agreement (the “Voting Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed not to vote or take any action by written consent with respect to shares of Common Stock of the Issuer held by the Reporting Persons or any of their subsidiaries which represent, in the aggregate, more than 49.5% of the total number of issued and outstanding shares of Common Stock of the Issuer as of any given record date for voting (such shares, the “Excess Shares”) on the matters related to the election or removal of directors from the board of directors (the “Board”) of the Issuer (“Board Matters”) presented at any meeting of the stockholders of the Issuer (or any adjournment or postponement thereof) or for their action by written consent, in each case, unless the Board authorizes the Reporting Persons to vote such Excess Shares with respect to Board Matters.

The Voting Agreement is attached as Exhibit 10.4 to the Form 8-K of the Issuer filed with the SEC on January 27, 2021 and is incorporated herein by reference; any description herein of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement so filed by the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13 D is supplemented as follows:

The information contained in Item 5 of Amendment No. 2 is hereby incorporated by reference into this Item 6.

The Reporting Persons entered into an Amended and Restated Investor Rights Agreement, dated as of January 26, 2021, by and between the Reporting Persons and the Issuer (the “Investor Rights Agreement”), pursuant to which the Reporting Persons have been granted certain rights, including participation rights with respect to issuances of new securities by the Issuer, certain information rights and, subject to minimum ownership thresholds, the right to designate two directors to the Board.

The Investor Rights Agreement is attached as Exhibit 10.2 to the Form 8-K of the Issuer filed with the SEC on January 27, 2021 and is incorporated herein by reference; any description herein of the Investor Rights Agreement is qualified in its entirety by reference to the Investor Rights Agreement so filed by the Issuer.

Innoviva Sub also entered into a Registration Rights Agreement, dated as of January 26, 2021, with the Issuer (the “Registration Rights Agreement”), pursuant to which the Issuer is required to file a registration statement on Form S-1 or Form S-3 (the “Shelf Registration Statement”) covering the resale of the securities issued and sold pursuant to the SPA with the SEC on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or if Rule 415 is not available for offers and sales of such securities, by such other means of distribution of such securities as the Reporting Persons may reasonably specify. The Issuer must use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event (i) no later than the fifteenth day following the filing of the Shelf Registration Statement in the event of no “review” by the Commission, (ii) no later than the sixtieth day following the filing of the Shelf Registration Statement in the event of “limited review” by the Commission, or (iii) in the event of a “review” by the Commission, the one hundred and twentieth day following the filing of the Shelf Registration Statement, subject to certain exceptions.

The Registration Rights Agreement is attached as Exhibit 10.3 to the Form 8-K of the Issuer filed with the SEC on January 27, 2021 and is incorporated herein by reference; any description herein of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement so filed by the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Securities Purchase Agreement, dated as of January 26, 2021, by and between Armata Pharmaceuticals, Inc. and Innoviva Strategic Opportunities LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on January 27, 2021)
Exhibit 2 – Voting Agreement, by and among Innoviva, Inc., Innoviva Strategic Opportunities LLC, and Armata Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.4 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on January 27, 2021)
Exhibit 3 – Amended and Restated Investor Rights Agreement, dated as of January 26, 2021, by and among Armata Pharmaceuticals, Inc., Innoviva, Inc. and Innoviva Strategic Opportunities LLC (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on January 27, 2021)
Exhibit 4 – Registration Rights Agreement, dated as of January 26, 2021, by and between Armata Pharmaceuticals, Inc. and Innoviva Strategic Opportunities LLC (incorporated by reference to Exhibit 10.3 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on January 27, 2021)
Exhibit 5 – Form of Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K of the Issuer filed with the U.S. Securities and Exchange Commission on January 27, 2021)
Exhibit 99.1 – Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

INNOVIVA, INC.

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer

INNOVIVA STRATEGIC OPPORTUNITIES LLC BY INNOVIVA, INC (IT MANAGING MEMBER)

By:	/s/ Pavel Raifeld
Name: Pavel Raifeld
Title: Chief Executive Officer